Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

January 31, 2023

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mr. Jeffrey Long

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Mr. Long:

On behalf of FundVantage Trust (“Trust”), this letter is being provided to the Commission to respond to comments provided orally by the Commission’s Staff (the “Staff”) on December 19, 2022 in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Trust’s Form N-CSR filing submitted to the Commission via EDGAR on December 2, 2022 (each a “2022 Report” and, together, the “2022 Reports”) including the annual reports to shareholders of the Gotham Absolute Return Fund, Gotham Enhanced Return Fund, Gotham Neutral Fund, Gotham Index Plus Fund, Gotham Total Return Fund, Gotham Large Value Fund, Gotham Hedged Plus Fund, Gotham Hedged Core Fund, Gotham Enhanced 500 Plus Fund, Gotham Defensive Long 500 Fund, Gotham Enhanced S&P 500 Index Fund, Gotham Short Strategies Fund, Gotham ESG Large Value Fund, TOBAM Emerging Markets Fund, C WorldWide International Equities Fund, Sirios Long/Short Fund, Sirios Focus Fund and Ambrus Core Bond Fund (each a “Fund” and, collectively, the “Funds”) and the Trust’s Form N-CEN filing for the fiscal year ended September 30, 2022 submitted to the Commission via EDGAR on December 14, 2022 (“Form N-CEN”).

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s 2022 Reports followed by the Trust’s response to the comment.

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Division of Investment Management U.S. Securities and Exchange Commission January 31, 2023 Page 2

1.	With respect to the Sirios Long/Short Fund, in the table on page 13 of the Fund’s 2022 Report it appears that the value of each Total Return Swap (“TRS”) is not disclosed as required by Section 12-13C of Regulation S-X. In future shareholder reports, please clearly disclose the value of each TRS or include a separate Value column in accordance with Section 12-13C of Regulation S-X.

Response: In the Fund’s annual report, the value of each TRS entered into by the Fund is equal to the unrealized appreciation (depreciation) provided in the table. In future shareholder reports, the Fund will revise the table to clearly state the value of each TRS.

2.	With respect to the Sirios Long/Short Fund, the Fund discloses that the Fund had dividend and interest expenses on securities sold short (“short sale expenses”). Consider including such expenses as a separate line item in the fee table in the Fund’s Prospectus. Please explain why short sales interest expense was excluded from the fee table in the Fund’s Prospectus for February 1, 2021 and February 1, 2022 considering the financial highlights showed expense ratios of 1.69% and 1.62%, which were above the cap of 1.60% (short sale expense is excluded from cap). Was there a reason the Prospectus was not stickered to reflect higher fees?

Response: With respect to the fee tables in the Fund’s 2022 and 2021 prospectuses, the Trust agrees that the fee table did not accurately reflect the ratio of expenses to average net assets (“net expense ratio”) disclosed in the annual reports immediately preceding such prospectuses. After review, it was determined that the fee table in each prospectus did not accurately reflect the exclusion of the Fund’s short sale expenses from the expense limitation then in effect. If such short sale expenses were excluded, the net expense ratio would have been the same as the net expense ratio disclosed in the preceding annual report. If such error had been identified prior to the Staff’s comment, such prospectuses would have been revised or supplemented to reflect the correct net expense ratio. In connection with its review of the matter, the Trust determined that no further action needed to be taken with respect to this error because no sales of the Fund’s shares occurred during the periods when the 2021 and 2022 prospectuses were effective. Additionally, Fund management has reviewed the process for preparing the fee table in the Fund’s prospectus and has implemented an additional procedure to review and confirm that the fee table in the Fund’s prospectus is consistent with the Fund’s immediately preceding annual report and the requirements of Form N-1A. Accordingly, the fee table in the Fund’s 2023 prospectus will include a separate line item for short sale expenses and the net expense ratio will reflect the same net expense ratio disclosed in the Fund’s most recent annual report.

3.	The Sirios Long/Short Fund has been identified in its 2022 Report as a non-diversified fund; however, the Fund’s Portfolio of Investments suggests that the Fund satisfies the “diversification” criteria under the Investment Company Act of 1940, as amended. If the Fund has continuously operated as a diversified fund for more than three years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Trust has reviewed the Fund’s records and confirmed that the Fund has not continuously operated as a diversified fund for a period of three years. Accordingly, the Fund continues to operate as a non-diversified company; however, the Fund’s portfolio positions may, at times, be consistent with the definition of a diversified company. Nevertheless, the Trust and the Fund’s adviser will continue to monitor the Fund for compliance with respect to its operation as a non-diversified company.

Division of Investment Management U.S. Securities and Exchange Commission January 31, 2023 Page 3

4.	With respect to each Gotham Fund, it appears that the (i) description and terms of payments and (ii) maturity date for each Total Return Swap (“TRS”) investment listed in each Fund’s Portfolio of Investments are not presented in a tabular format. In future shareholder reports, include columns for (i) and (ii) in accordance with Section 12-13C of Regulation S-X.

Response: In the Gotham Funds’ 2022 Reports, each Fund disclosed in the lead-in paragraph to the table (i) a general summary of the description and terms of payments of the Fund’s TRS investments, and (ii) a range of maturity dates for the Fund’s TRS investments. Each Fund provided a concise summary of the terms and maturities of its TRS investments to provide shareholders with more meaningful information regarding the Fund’s holdings in light of the large number of TRS investments by each Fund. In light of the Staff’s comment, future shareholder reports for each Fund will disclose the description and terms of payment and the maturity for each TRS investment held by a Fund in a tabular format in accordance with Section 12-13C of Regulation S-X.

5.	The Staff noted that the Gotham Neutral Fund reported a net asset value (“NAV”) error in the Form N-CEN. Please describe the nature of the NAV error and the dollar impact. Please also indicate what, if any, reprocessing was required, if any shareholders were made whole and whether such reprocessing was accurate. Finally, please indicate whether any procedures have been implemented to minimize the recurrence of this type of error.

Response: The Fund’s NAV was understated by $0.01 to $0.02 for the period July 22, 2022 through August 15, 2022 (the “Period”). On July 22, 2022, the closing value of a corporate action on an equity swap position was manually inputted incorrectly into the Fund’s Accounting Agent’s (“AA”) system and the error was not detected in the first manual review conducted at the end of the day. A subsequent weekly control review was performed and the error was identified. AA performed an additional review and determined the incorrect value was due to an input error and corrected at the end of the Period. Such error was caused by a manual input error that was not detected in the initial daily review. After further review of the matter, Fund management determined that the existing controls and procedures are effective and had operated as designed to detect the error. Additionally, the AA reiterated the AA’s controls and procedures to the staff who were involved with the input and daily review process to prevent any similar future occurrence.

The NAV misstatement was less than ½ of 1% of the Fund’s NAV. In accordance with the Fund’s policies and procedures, reprocessing of shareholder activity was not required. During the period of the misstatement, the Fund had net subscriptions resulting in a loss of $434.14. The Fund was reimbursed for this amount by AA.

Division of Investment Management U.S. Securities and Exchange Commission January 31, 2023 Page 4

6.	The Staff reviewed Gotham’s website (gothamfunds.com/documents.aspx) and noted that certain Gotham Funds are not hyperlinked to a webpage with more information about such Fund. Please explain the rationale for selecting Funds for which hyperlinked information is provided and the rationale for excluding such information with respect to other Funds.

Response: All required information for all Gotham Funds is located within the Gotham Funds webpage (https://www.gothamfunds.com/documents.aspx). Certain Gotham Funds with significant assets under management have hyperlinks to provide investors with additional information such as performance information and strategy summaries. Such information is already publicly available via Morningstar and brokerage websites. It was determined by Gotham as the Funds’ sponsor not to provide additional hyperlinked information for certain Funds or share classes (i.e., those that have lower assets under management and/or are comprised primarily of capital of the Funds’ Adviser and its affiliates).

7.	With respect to the TOBAM Emerging Markets Fund, please supplement the information provided by the Trust in the Form N-CEN regarding the material weakness in the Fund’s internal control over financial reporting and its operation with additional information regarding the matter, including the timeline during which the material weakness occurred, whether a net asset value (“NAV”) error occurred, the impact (if any) to shareholders, whether any transactions were reprocessed or if shareholders were otherwise made whole.

Response: The Fund did not calculate or record deferred foreign capital gains tax related to Indian securities held by the Fund. In March 2022, the Fund was potentially subject to deferred foreign capital gains tax on certain Indian securities and, at that time, the AA should have accrued for such tax. The Fund’s failure to accrue for such tax liability resulted in an overstatement of the Fund’s NAV. The Fund recorded an accrual of deferred foreign capital gains tax as of September 30, 2022 in the Fund’s 2022 Report. After review, it was determined that there was no gain or loss realized by the Fund as a result of the overstatement because the Fund had no subscriptions or redemptions during the period the Fund’s NAV was overstated. Accordingly, there was no impact to the Fund or its shareholder, and no transaction reprocessing was required.

The Fund is currently monitoring the Indian securities capital gains tax exposure and posting accrual adjustments, as necessary, in the current period. Additionally, the Fund is engaging the services of a third-party service provider that will support the Fund’s determination of the deferred foreign capital gains tax which will be factored into the Fund’s NAV.

8.	With respect to the TOBAM Emerging Markets Fund, please disclose supplementally to the Staff if the Adviser’s recoupment of fees waived or expenses reimbursed are limited to the lesser of (i) the Fund’s expense limitation in effect at the time fees were waived or expenses were reimbursed and (ii) the expense limitation in effect at the time of recoupment.

Response: The Fund’s expense limitation has not changed during the most recent three-year period and during such period the Adviser did not recoup any expenses or fees pursuant to the Fund’s expense limitation agreement. Nonetheless, in future shareholder reports and prospectuses, the Fund will disclose that the Adviser’s recoupment of fees and expenses is limited to its expense limitation or any lesser limits in effect at the time of reimbursement.

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Division of Investment Management U.S. Securities and Exchange Commission January 31, 2023 Page 5

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss,ss President of FundVantage Trust

Ms. Christine Catanzaro, Treasurer of FundVantage Trust

John M. Ford, Esq.

Joseph A. Goldman, Esq.